EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY INDIANA

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income	$441	$317	$408	$386	$200
Fixed charges	161	165	140	130	145
Deduct:
Interest capitalized(a)	19	13	10	11	16

Total earnings (as defined for the Fixed Charges calculation)	$583	$469	$538	$505	$329

Fixed charges:
Interest on debt, including capitalized portions(a)	$154	$157	$133	$120	$138
Estimate of interest within rental expense	7	8	7	10	7

Total fixed charges	$161	$165	$140	$130	$145

Ratio of earnings to fixed charges	3.6	2.9	3.8	3.9	2.3

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.